SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Press Release

January 25, 2006 at 9.00 GMT	Kanavaranta 1 00160 Helsinki P.O. Box 309 FI-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso appoints Gary Parafinczuk as new head of Group HR

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has appointed Gary Parafinczuk as Executive Vice President, Corporate Human Resources and Business Excellence and member of the Management Group (MG) with effect from 1 March 2006. He will be based in the Stora Enso International Office in London and report to Christer Ågren, head of IT, HR and Business Excellence, who will also become the Swedish Country Manager on 1 April 2006.

Gary Parafinczuk is currently Senior Vice President, Human Resources, in Stora Enso’s North American operations. He joined the Group in 2000.

Gary Parafinczuk will succeed in his new position Per Ericson, who has decided to resign from Stora Enso with effect from 28 February 2006.

Scott Lipinski, currently Director, Human Resources Development, will succeed Gary Parafinczuk as Senior Vice President, Human Resources, region North America.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel